Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES SHARE PURCHASE PROGRAM IN CANADA AND THE UNITED STATES

Edmonton, Alberta, August 9, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that it intends to commence a normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), to purchase up to 2,424,333 common shares in the capital of the Company (the “NCIB”). The Company has received the approval of the TSX to purchase these common shares which represent 10% of the public float (as defined in the TSX Company Manual) and approximately 8.3% of the issued and outstanding common shares as of August 9, 2017. Under the NCIB, and in order to comply with relevant securities laws, the Company will purchase a maximum of 1,460,089 of the shares (or 5% of the issued and outstanding common shares) on the NYSE.

Under the share purchase program announced by the Company on August 2, 2016, the Company purchased an aggregate of 2,558,695 common shares through the facilities of the TSX at a volume weighted average price of $5.24 per share. As at August 9, 2017, the Company had 29,201,792 common shares issued and outstanding.

The Company believes that the current market price of its shares does not fully reflect their underlying value. In the Company’s view, a repurchase of shares would be an effective use of its cash resources and would be in the best interests of the Company and its shareholders. It would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

The NCIB will commence on or about August 14, 2017 and will terminate no later than August 13, 2018, provided that purchases may not be made on the NYSE until August 15, 2017. All purchases of shares will be made in compliance with applicable TSX and NYSE rules. The average daily trading volume of the common shares on the TSX for the six calendar months preceding August 1, 2017 is 54,974 common shares. In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 13,743 common shares. The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.

The Company will enter into an agreement with a broker to establish an automatic share purchase plan (the “Plan”) in respect of the NCIB. The Plan will be established to provide standard instructions regarding how the Company’s common shares are to be purchased under the program, subject to pre-established parameters. Concurrent with the establishment of the Plan, the Company will confirm to the broker that it is then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the Plan, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the Plan. Pursuant to the terms of the Plan, provided that the Company is neither in possession of material undisclosed or non-public information relating to the Company nor in a trading blackout period, the Company will have the ability to authorize the broker to make purchases outside of the pre-established price limits. In the event that the Plan is materially varied, suspended or terminated, the Company will issue a press release advising of such variation, suspension or termination, as applicable. Shares purchased pursuant to the NCIB will be cancelled.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA

Director, Finance and Information Technology

North American Energy Partners Inc.

(780) 969-5574

dbrunetta@nacg.ca

www.nacg.ca